--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


-------
  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-------  EXCHANGE ACT OF 1934

         For Fiscal Year Ended December 31, 1997

                  OR

-------
         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ------- EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period             to            .
                                   ----------     ----------

         Commission File Number 0-14488


     A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                            SEITEL, INC. 401(k) PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  SEITEL, INC.
                            50 Briar Hollow Lane West
                              Houston, Texas 77027






--------------------------------------------------------------------------------

                            SEITEL, INC. 401(k) PLAN


                                      INDEX

                                                                           Page
                                                                           ----

Report of Independent Public Accountants  .................................  3

Statement of Net Assets  Available for Plan  Benefits,  With  .............  4
Fund Information, as of December 31, 1997

Statement of Net Assets  Available for Plan  Benefits,  With  .............  5
Fund Information, as of December 31, 1996

Statement  of  Changes  in Net  Assets  Available  for  Plan  .............  6
Benefits, With Fund Information, for the Year Ended December
31, 1997

Notes to Financial  Statements,  as of December 31, 1997 and  .............  7
1996

Schedule  I--Item  27 (a) -  Schedule  of  Assets  Held  for  ............. 13
Investment Purposes as of December 31, 1997

Schedule   II--Item   27(d)   -   Schedule   of   Reportable  ............. 14
Transactions for the Year Ended December 31, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Investment Committee of Seitel, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Seitel, Inc. 401(k) Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and supplemental schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                  /s/ARTHUR ANDERSEN LLP


Houston, Texas
June 24, 1998

SEITEL, INC. 401(k) PLAN
------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------
AS OF DECEMBER 31, 1997
-----------------------

                                                                           Participant-Directed Funds
                                           -----------------------------------------------------------------------------------------
                                                                   International    Large        Limited      Prime
                                           Disciplined    Income       Equity      Company     Volatility     Money     Seitel, Inc.
                                              Value       Equity        Index       Growth        Bond        Market        Stock
                                              Fund         Fund         Fund         Fund         Fund         Fund         Fund
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
ASSETS:
   Investments, at fair market value       $  268,477   $  308,708   $   78,357   $  292,403   $  121,376   $  365,296   $1,795,919
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------

                          Total assets        268,477      308,708       78,357      292,403      121,376      365,296    1,795,919
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $  268,477   $  308,708   $   78,357   $  292,403   $  121,376   $  365,296   $1,795,919
                                           ==========   ==========   ==========   ==========   ==========   ==========   ==========


                                                              Participant-Directed Funds
                                           --------------------------------------------------------------
                                                                        Large
                                           Government     Income       Company      Growth    Participant
                                              Bond         Bond         Value    Opportunities    Loan
                                              Fund         Fund         Fund         Fund         Fund         Total
                                           ----------   ----------   ----------   ----------   ----------   ----------

ASSETS:
   Investments, at fair market value       $   37,578   $   30,485   $  166,904   $   83,376   $  108,192   $3,657,071
                                           ----------   ----------   ----------   ----------   ----------   ----------

                          Total assets         37,578       30,485      166,904       83,376      108,192    3,657,071
                                           ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $   37,578   $   30,485   $  166,904   $   83,376   $  108,192   $3,657,071
                                           ==========   ==========   ==========   ==========   ==========   ==========


The accompanying notes are an integral part of this financial statement.

SEITEL, INC. 401(k) PLAN
------------------------
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------
AS OF DECEMBER 31, 1996
-----------------------

                                                                     Participant-Directed Funds
                                           ----------------------------------------------------------------------------------------
                                                                    International    Large       Limited       Prime
                                           Disciplined    Income        Equity      Company    Volatility      Money    Seitel, Inc.
                                              Value       Equity        Index       Growth        Bond         Market       Stock
                                              Fund         Fund          Fund        Fund         Fund         Fund         Fund
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------

ASSETS:
   Investments, at fair market value       $  190,666   $  204,217   $   64,291   $  195,433   $  108,205   $  696,495   $1,758,374
   Employee contributions receivable            3,235        3,863        1,861        4,106        1,773       14,736       20,853
   Employer contributions receivable              809          966          465        1,027          443        3,685        5,213
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------

                        Total assets          194,710      209,046       66,617      200,566      110,421      714,916    1,784,440
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------

LIABILITIES:
   Excess contribution refunds                  9,724       11,873          298       16,558            -       12,931       16,671
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $  184,986   $  197,173   $   66,319   $  184,008   $  110,421   $  701,985   $1,767,769
                                           ==========   ==========   ==========   ==========   ==========   ==========   ==========



                                                          Participant-Directed Funds
                                           --------------------------------------------------------------
                                                                       Large
                                           Government     Income      Company       Growth     Participant
                                               Bond        Bond        Value    Opportunities     Loan
                                               Fund        Fund         Fund         Fund         Fund         Total
                                           ----------   ----------   ----------   ----------   ----------   ----------

ASSETS:
   Investments, at fair market value       $   32,984   $   27,472   $   74,743   $   85,084   $   96,114   $3,534,078
   Employee contributions receivable              638          505        1,160          526            -       53,256
   Employer contributions receivable              159          126          290          131            -       13,314
                                           ----------   ----------   ----------   ----------   ----------   ----------

                        Total assets           33,781       28,103       76,193       85,741       96,114    3,600,648
                                           ----------   ----------   ----------   ----------   ----------   ----------

LIABILITIES:
   Excess contribution refunds                      -            -            -            -            -       68,055
                                           ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $   33,781   $   28,103   $   76,193   $   85,741   $   96,114   $3,532,593
                                           ==========   ==========   ==========   ==========   ==========   ==========


The accompanying notes are an integral part of this financial statement.

SEITEL, INC. 401(k) PLAN
------------------------
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
-------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1997
------------------------------------

                                                                            Participant-Directed Funds
                                          ------------------------------------------------------------------------------------------
                                                                   International     Large      Limited       Prime
                                          Disciplined     Income       Equity       Company   Volatility      Money     Seitel, Inc.
                                             Value        Equity       Index        Growth       Bond         Market       Stock
                                             Fund          Fund        Fund          Fund        Fund         Fund         Fund
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Interest and dividends                 $    40,414  $    35,435  $     2,920  $    57,879  $     7,101  $    19,945  $        84
   Employee contributions                      36,098       41,030       21,111       49,545       15,102       69,480      137,847
   Employer contributions                      16,747       18,169        9,785       22,069        6,466       25,041       72,372
   Rollover contributions                           -            -            -            -            -            -        1,151
   Net appreciation (depreciation) in
     fair market value of investments          26,219       41,577        3,039       56,328          (66)           -     (370,799)
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------

                  Total additions             119,478      136,211       36,855      185,821       28,603      114,466     (159,345)
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants and
     beneficiaries                              4,361       13,891          556        7,319        7,130       81,517       57,455
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------

                  Total deductions              4,361       13,891          556        7,319        7,130       81,517       57,455
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------

INTERFUND TRANSFERS, net                      (13,116)      (9,789)     (18,839)     (45,991)      (6,180)    (305,209)     334,537

TRANSFER TO EAGLE PLAN (Note 7)               (18,510)        (996)      (5,422)     (24,116)      (4,338)     (64,429)     (89,587)
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------

                   Net increase (decrease)     83,491      111,535       12,038      108,395       10,955     (336,689)      28,150

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of period                        184,986      197,173       66,319      184,008      110,421      701,985    1,767,769
                                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
   End of period                          $   268,477  $   308,708  $    78,357  $   292,403  $   121,376  $   365,296  $ 1,795,919
                                          ===========  ===========  ===========  ===========  ===========  ===========  ===========



                                                           Participant-Directed Funds
                                          ---------------------------------------------------------------
                                                                      Large
                                           Government     Income     Company        Growth    Participant
                                              Bond         Bond        Value    Opportunities     Loan
                                              Fund         Fund        Fund          Fund         Fund        Total
                                          -----------  -----------  -----------  -----------  -----------  -----------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Interest and dividends                 $     2,130  $     1,937  $    11,633  $     8,929  $     9,767  $   198,174
   Employee contributions                       4,360        3,441        8,740        4,547            -      391,301
   Employer contributions                       1,988        1,565        4,098        1,743            -      180,043
   Rollover contributions                           -            -            -            -            -        1,151
   Net appreciation (depreciation) in
     fair market value of investments           1,047           86       17,716       20,908            -     (203,945)
                                          -----------  -----------  -----------  -----------  -----------  -----------

                  Total additions               9,525        7,029       42,187       36,127        9,767      566,724
                                          -----------  -----------  -----------  -----------  -----------  -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants and
     beneficiaries                                 55           41          383       26,214        1,145      200,067
                                          -----------  -----------  -----------  -----------  -----------  -----------

                  Total deductions                 55           41          383       26,214        1,145      200,067
                                          -----------  -----------  -----------  -----------  -----------  -----------

INTERFUND TRANSFERS, net                         (493)        (403)      63,673       (5,990)       7,800            -

TRANSFER TO EAGLE PLAN (Note 7)                (5,180)      (4,203)     (14,766)      (6,288)      (4,344)    (242,179)
                                          -----------  -----------  -----------  -----------  -----------  -----------

                   Net increase (decrease)      3,797        2,382       90,711       (2,365)      12,078      124,478

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of period                         33,781       28,103       76,193       85,741       96,114    3,532,593
                                          -----------  -----------  -----------  -----------  -----------  -----------

   End of period                          $    37,578  $    30,485  $   166,904  $    83,376  $   108,192  $ 3,657,071
                                          ===========  ===========  ===========  ===========  ===========  ===========


The accompanying notes are an integral part of this financial statement.

                            SEITEL, INC. 401(k) PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996



1.  DESCRIPTION OF THE PLAN:

General

The following description of the Seitel, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is for the exclusive benefit of employees of Seitel, Inc. (the Company). The Plan is a defined contribution plan which covers eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration

Overall responsibility for administering the Plan rests with the Plan administrator which is appointed by the board of directors. The Plan's trustee, Bank One Trust Group (Bank One), is responsible for the management and control of the Plan's assets.

Eligibility

An employee becomes eligible to participate in the Plan following the completion of one-half year of service, as defined, and attaining age 21.

Contributions and Allocations

Participants can contribute from 1 percent to 15 percent of their compensation in before tax dollars not to exceed $9,500 in 1997. The Company will make a matching contribution for each participant based on the participant's contribution in a percentage set by the Company prior to the end of each Plan year. During 1997, the Company elected to make a matching contribution equal to 25 percent of the participant's contribution. In addition, the board of directors approved an additional match of 25 percent for any participant employed with the Company as of December 31, 1997. The additional match was allocated based upon the participant's current investment option election.

Each participant's account is credited daily with an allocation of Plan earnings for each investment option based on the participant's account balance in relation to total participants' account balances.

Contributions determined to be in excess of maximum contribution levels for certain participants are reflected as excess contribution refunds in the amount of $68,055 in the statement of net assets available for plan benefits as of December 31, 1996.

Vesting

Participants are immediately vested in any participant contributions. Vesting in the Company matching contributions and related earnings, if any, is based on years of service as follows:

                 Years of Service        Percent Vested
                 ----------------        --------------
                    Less than 1                  0%
                    1                           20
                    2                           40
                    3                           60
                    4                           80
                    5 or more                  100

Vesting, however, can also be attained by reaching retirement age, disability, death or termination of the Plan.

Forfeitures

As a result of termination, a participant forfeits the nonvested portion of the Company contributions and related earnings in his or her account. The forfeited amount is allocated as of the last day of the Plan year to participants who have completed a year of service for contribution purposes in the proportion that the compensation paid to each participant during the Plan year bears to the compensation paid to all such participants, subject to limitations. Forfeitures available for allocation to qualified participants at December 31, 1997 and 1996, were $4,887 and $5,877, respectively.

Payment of Benefits

Participant benefits are payable to participants or to a designated beneficiary in the event of their retirement, death, disability or termination of employment. In limited circumstances, account withdrawals can be made for financial hardship in accordance with the Plan. Benefit payments to withdrawing employees are made in the form of a single sum cash payment, an Installment Refund Annuity (as defined in the Plan document) or some combination of the two.

Investment Options

Participants can direct their contributions into any one or more of the seven individual fund selections (six - The One Group mutual funds and Seitel, Inc. Stock Fund) or participants may select one of the six fully managed portfolios. The fully managed portfolios are actively managed and reviewed by Bank One Investment Advisors Corporation (the Advisor). Participants investing in individual funds can change their investment elections within the seven fund selections on a daily basis. Participants investing in a fully managed portfolio may direct Bank One to terminate their current portfolio and choose another fully managed portfolio or a combination of one or more of the seven individual fund selections. A description of each investment option is provided below:

INDIVIDUAL FUNDS:

Disciplined Value Fund - Seeks capital appreciation,  with income as a secondary
consideration.   The  Disciplined   Value  Fund  primarily   invests  in  equity
securities.

Income Equity Fund - Seeks current income through investing in dividend-paying equity securities. Capital appreciation is a secondary consideration.

International Equity Index Fund - Seeks to provide the investment results that correspond to the aggregate price and dividend performance of the securities in the gross domestic product weighted Morgan Stanley Capital International Europe, Australia and Far East Index.

Large Company Growth Fund - Seeks capital appreciation, with income as a secondary consideration. The Large Company Growth Fund primarily invests in stocks from large companies.

Limited Volatility Bond Fund - Seeks current income by investing at least 80 percent of the value of its total assets in debt securities of all types.

Prime Money Market Fund - Seeks current income with liquidity and stability of principal.

Seitel, Inc. Stock Fund - Invests in Seitel, Inc. common stock.

FULLY MANAGED PORTFOLIOS:

Builder Aggressive Growth Model - Seeks maximum capital appreciation by allocating more than half its assets to the most aggressive funds within The One Group's mutual funds. Fixed income funds account for only a small portion of assets. At December 31, 1997 and 1996, the model was comprised of the following mutual funds: 15 percent Disciplined Value Fund, 14 percent International Equity Index Fund, 23 percent Large Company Growth Fund, 8 percent Prime Money Market Fund, 28 percent Large Company Value Fund and 12 percent Growth Opportunities Fund.

Builder Growth Model - Seeks long-term growth of capital by investing in The One Group's equity funds. Fixed income funds are also included in an effort to provide stability when stock prices are trending down. At December 31, 1997 and 1996, the model was comprised of the following mutual funds: 15 percent Disciplined Value Fund, 9 percent International Equity Index Fund, 22 percent Large Company Growth Fund, 3 percent Limited Volatility Bond Fund, 1 percent Prime Money Market Fund, 6 percent Government Bond Fund, 5 percent Income Bond Fund, 27 percent Large Company Value Fund and 12 percent Growth Opportunities Fund.

Provider Growth and Income Model - Seeks growth of capital and conservative total return by investing in The One Group's equity and fixed income funds. The emphasis in this model is on the equity funds. At December 31, 1997 and 1996, the model was comprised of the following mutual funds: 11 percent Disciplined Value Fund, 7 percent International Equity Index Fund, 17 percent Large Company Growth Fund, 8 percent Limited Volatility Bond Fund, 2 percent Prime Money Market Fund, 14 percent Government Bond Fund, 11 percent Income Bond Fund, 21 percent Large Company Value Fund and 9 percent Growth Opportunities Fund.

Provider Balanced Model - Seeks growth of capital and conservative total return by investing in The One Group's fixed income and equity funds. The emphasis in this model is on the fixed income funds. At December 31, 1997 and 1996, the model was comprised of the following mutual funds: 8 percent Disciplined Value Fund, 5 percent International Equity Index Fund, 12 percent Large Company Growth Fund, 13 percent Limited Volatility Bond Fund, 3 percent Prime Money Market Fund, 22 percent Government Bond Fund, 17 percent Income Bond Fund, 14 percent Large Company Value Fund and 6 percent Growth Opportunities Fund.

Preserver Conservative Growth Model - Seeks conservative growth and preservation of capital by investing primarily in The One Group's conservative fixed income funds. At December 31, 1997 and 1996, the model was comprised of the following mutual funds: 4 percent Disciplined Value Fund, 3 percent International Equity Index Fund, 6 percent Large Company Growth Fund, 17 percent Limited Volatility Bond Fund, 4 percent Prime Money Market Fund, 31 percent Government Bond Fund, 23 percent Income Bond Fund, 8 percent Large Company Value Fund and 4 percent Growth Opportunities Fund.

Preserver Fixed Income Model - Seeks preservation of capital and income compounding by investing exclusively in The One Group's fixed income funds. At December 31, 1997 and 1996, the model was comprised of the following mutual funds: 38 percent Limited Volatility Bond Fund, 4 percent Prime Money Market Fund, 15 percent Government Bond Fund, 20 percent Income Bond Fund, 15 percent Intermediate Bond Fund and 8 percent Ultra Short-Term Bond Fund. As of December 31, 1997 and 1996, there were no participants invested in this portfolio.

Plan Loans

A loan can be requested in an amount not to exceed the lesser of $50,000 minus the excess, if any, of the participant's highest plan loan balance within the immediately proceeding 12 months, over the outstanding balance of loans from the Plan to the participant on the date the loan is made, or 50 percent of the participant's vested interest in his or her account balance. The minimum loan request is $1,000.

The interest rate for Plan loans is equal to a reasonable rate as deemed appropriate by the Plan administrator and remains in effect over the term of the loan. Loan principal and interest repayments are made through payroll deductions.

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are carried at fair value based on quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. Net realized gains (losses) and unrealized appreciation (depreciation) are recognized as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for plan benefits. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments in Seitel, Inc. Stock Fund are assigned units of participation. The unit value is determined based upon the fair market value of the underlying net assets, which consist of Seitel, Inc. common stock and temporary investments. The total units of Seitel, Inc. Stock Fund assigned to participants as of December 31, 1997 and 1996 were 48,471 and 38,505, respectively.

Payment of Benefits

Benefits are recorded when paid.

3.  EXPENSES OF THE PLAN:

All reasonable expenses incurred in connection with the administration of the Plan can be paid by the Company but, if not paid by the Company, will be paid by the Plan. The Company elected to pay all administrative expenses of the Plan for the year ended December 31, 1997.

4.  INCOME TAX STATUS:

On January 27, 1993, the Plan obtained its latest determination letter in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and related trust was tax-exempt as of the financial statement date.

5.  PLAN TERMINATION:

The Plan has been established to continue indefinitely. However, the Company reserves the right to amend or terminate the Plan, in whole or in part, at any time subject to the provisions of ERISA. Upon termination of the Plan, all participants will become fully vested in their accounts.

6.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 1997:

Net assets available for Plan benefits per the financial statements              $ 3,657,071
Amounts allocated to withdrawing participants                                        (51,541)
                                                                                 -----------

Net assets available for Plan benefits per the Form 5500                         $ 3,605,530
                                                                                 ===========

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 1997:

Distributions to participants per the financial statements                         $ 200,067
   Add- Amounts allocated to withdrawing participants at December 31,
     1997                                                                             51,541
   Less- Amounts allocated to withdrawing participants at December 31,
     1996                                                                                  -
                                                                                   ---------
Distributions to participants per the Form 5500                                    $ 251,608
                                                                                   =========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.  TRANSFER TO EAGLE
    GEOPHYSICAL, INC. 401(k) PLAN:

On August 11, 1997, in connection with a public offering, the Company's wholly-owned seismic data acquisition crew company, Eagle Geophysical, Inc. (Eagle), was spun off as an independent company. All participants who were employed by Eagle became 100 percent vested in their account balances under the Plan and ceased participation in the Plan. Effective July 1, 1997, the Eagle participants' account balances were transferred to a newly established plan of Eagle, the Eagle Geophysical, Inc. 401(k) Plan (the Eagle Plan).

8.  SUBSEQUENT EVENTS:

Effective January 1, 1998, the Company adopted the Merrill Lynch Special Prototype Defined Contribution Plan. In addition, Merrill Lynch Trust Company was named as trustee of the Plan. In conjunction with these events, the assets held by Bank One were mapped to the following funds: Merrill Lynch Retirement Preservation Trust, Merrill Lynch Corporate Bond Fund, Inc. - Intermediate Term Portfolio, AIM Balanced Fund, Merrill Lynch Basic Value Fund, Inc., Merrill Lynch Capital Fund, Inc., Merrill Lynch Global Allocation Fund, Inc., Oppenheimer Main Street Income and Growth Fund, AIM Constellation Fund, AIM International Equity Fund, Davis New York Venture Fund, Inc., Merrill Lynch S&P 500 Index Fund, MFS Emerging Growth Fund, Oppenheimer Capital Appreciation Fund, Oppenheimer Quest Global Value Fund, Van Kampen American Capital Real Estate Securities Fund and Seitel, Inc. Common Stock.

Effective January 1, 1998, the Company formed the Investment Committee for the Plan. The committee consists of four Seitel, Inc. employees.

                                                                      SCHEDULE I

SEITEL, INC. 401(k) PLAN
------------------------
ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
------------------------------------------------------------
AS OF DECEMBER 31, 1997
-----------------------

                                                                                         Current
         Identity of Issue/Description                                        Cost        Value
----------------------------------------------------------                 ----------   ----------

The One Group Disciplined Value Fund*<F1>                                  $  243,232   $  268,477
The One Group Income Equity Fund*<F1>                                         266,338      308,708
The One Group International Equity Index Fund*<F1>                             76,964       78,357
The One Group Large Company Growth Fund*<F1>                                  260,499      292,403
The One Group Limited Volatility Bond Fund*<F1>                               122,537      121,376
The One Group Prime Money Market Fund*<F1>                                    365,296      365,296
Seitel, Inc. Common Stock*<F1>                                              1,670,409    1,795,899
The One Group Prime Money Market Fund*<F1>
     (cash in Seitel, Inc. Stock Fund)                                             20           20
The One Group Government Bond Fund*<F1>                                        37,427       37,578
The One Group Income Bond Fund*<F1>                                            31,107       30,485
The One Group Large Company Value Fund*<F1>                                   147,252      166,904
The One Group Growth Opportunities Fund*<F1>                                   76,580       83,376
Participant loans receivable*<F1>
     (range of interest from 7% to 10%)                                       108,192      108,192
                                                                           ----------   ----------

                 Total assets held for investment purposes                 $3,405,853   $3,657,071
                                                                           ==========   ==========

*<F1> Indicates a party in interest.

                                                                     SCHEDULE II

SEITEL, INC. 401(k) PLAN
------------------------
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1997
------------------------------------

                                                                                                     Current Value
                                                                                                      of Asset on
                                                            Purchase      Selling      Cost of        Transaction      Net Gain
Identity of Party Involved       Description of Asset       Price(a)<F1>  Price(b)<F2>  Asset            Date           (Loss)
--------------------------    --------------------------   ----------    --------     ---------        ---------       --------
SERIES OF TRANSACTIONS:
    The One Group             Income Equity Fund-
                                 Purchases                  $ 146,569    $      -     $ 146,569        $ 146,569       $      -
                                 Sales                              -      83,655        67,682           83,655         15,973


    The One Group             Large Company Growth Fund-
                                 Purchases                    358,784           -       358,784          358,784              -
                                 Sales                              -     318,142       278,430          318,142         39,712


    The One Group             Prime Money Market Fund-
                                 Purchases                    418,053           -       418,053          418,053              -
                                 Sales                              -     749,252       749,252          749,252
                                                                                                                              -

    Seitel, Inc.              Seitel, Inc. Common Stock-
                                 Purchases                    624,747           -       624,747          624,747              -
                                 Sales                              -     216,409       182,842          216,409         33,567

    The One Group             Prime Money Market Fund
                               (cash in Seitel, Inc.
                                Stock Fund)-
                                 Purchases                    230,678           -       230,678          230,678              -
                                 Sales                              -     230,672       230,672          230,672              -



(a)<F1>   Purchase price includes transaction expenses.
(b)<F2>   Selling price is net of transaction expenses.

This schedule includes series of transactions in securities of the same issue in excess of 5 percent of the value of Plan assets at the beginning of the Plan year.

                                                                     SCHEDULE II
                                                                       Continued

SEITEL, INC. 401(k) PLAN
------------------------
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1997
------------------------------------
                                                                                                     Current Value
                                                                                                      of Asset on
                                                            Purchase      Selling      Cost of        Transaction      Net Gain
Identity of Party Involved       Description of Asset       Price(a)<F1>  Price(b)<F2>  Asset            Date           (Loss)
--------------------------    --------------------------   ----------    --------     ---------        ---------       --------

SINGLE TRANSACTIONS:
    The One Group             Large Company Growth Fund-
                                 Purchase                   $ 177,949    $      -     $ 177,949        $ 177,949       $      -
                                 Sale                               -     222,012       198,420          222,012         23,592


    The One Group             Prime Money Market-
                                 Purchase                     222,053           -       222,053          222,053              -
                                 Sale                               -     177,089       177,089          177,089              -
                                 Sale                               -     223,820       223,820          223,820              -


    Seitel, Inc.              Seitel, Inc. Common Stock-
                                 Purchase                     223,830           -       223,830          223,830              -


(a)<F1>   Purchase price includes transaction expenses.
(b)<F2>   Selling price is net of transaction expenses.


This schedule includes single transactions in securities of the same issue in excess of 5 percent of the value of Plan assets at the beginning of the Plan year.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of Seitel, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Seitel, Inc. 401(k) Plan



                                        By:  /s/ Debra D. Valice
                                             -----------------------------------
                                             Chairperson of Investment Committee

Date: June 29, 1998

                                INDEX TO EXHIBIT


   Exhibit
   Number                                                                  Page
   -------                                                                 ----
     23       Consent of Independent Public Accountants...................  18